SE([barcode] 15045095 IISSION

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SEC Mail Processing Section MAR 02 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27045

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLG INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 MASON STREET 3RD FLOOR
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FULVIO & ASSOCIATES, LLP ATTN:JOHN FULVIO, CPA
(Name – *if individual, state last, first, middle name*)

5 WEST 37 ST 4RTH FLR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DJ 3/4/15

OATH OR AFFIRMATION

I, PATRICK DUFFY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLG INVESTMENT COMPANY, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

LEERONA ARMOGAN
Notary Public, State of New York
No. 01AR6281052
Qualified in Westchester County
My Commission Expires May 13, 20 17

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.
Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholer of
CLG Investment Company, Inc.:

We have reviewed management's statements, included in the accompanying exemption report in which, (1) CLG Investment Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CLG Investment Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii)(the "exemption provisions") and (2) CLG Investment Company, Inc. stated that CLG Investment Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CLG Investment Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CLG Investment Company, Inc.'s. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Fulvio & Associates, LLP

New York, New York
February 26, 2015

CLG INVESTMENT COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 234,094
Securities owned, at fair value	922,070
Due from broker	64,047
Accounts receivable	3,538
Fixed assets (net of accumulated depreciation of $5,966)	1,137
Other assets	1,289
TOTAL ASSETS	$ 1,226,175

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 15,008
Soft dollar payables and accrued expenses	38,665
TOTAL LIABILITIES	53,673
STOCKHOLDER'S EQUITY:	
Common stock - $5 par value, 1,000 shares authorized, issued and outstanding	5,000
Additional paid-in capital	1,450,913
Retained earnings (Accumulated deficit)	(283,411)
TOTAL STOCKHOLDER'S EQUITY	1,172,502
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,226,175

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

CLG Investment Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions

The Company accounts for security transactions on the settlement-date basis. Customers' securities transactions, commission income, commission expense and related clearing expenses are reported on the settlement date basis rather than trade date as required by GAAP. The difference between the trade date and settlement date basis is immaterial to the financial statements, taken as a whole.

Income Taxes

The Company, with the consent of its sole stockholder, has made an S Corporation election under the Internal Revenue Code. In lieu of corporate income taxes, the stockholder is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The state tax treatment of an S Corporation is identical to the federal tax treatment.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2011, 2012 and 2013.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company maintains cash in bank deposit accounts which at times exceed the federally insured limits. The Company has not experienced any losses in these accounts.

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2014 the Company held two different short term treasury bills and various other market securities that are categorized as Level 1, based on the description detailed above.

NOTE 2. FIXED ASSETS

Fixed assets are stated at cost less accumulated depreciation. Depreciation is determined using accelerated Federal tax depreciation methods rather than the straight line method required by GAAP. The difference between using accelerated versus straight line depreciation is immaterial to the financial statements taken as a whole. Depreciation expense for the year ended December 31, 2014 was $1,601.

Fixed assets at December 31, 2014 consisted of the following:

Equipment	$ 7,103
Less accumulated depreciation	5,966
Net fixed assets	$ 1,137

NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with Pershing, LLC ("Clearing Broker") on behalf of customers. Through a contractual agreement with the Clearing Broker, the Company is liable in the event the customers are unable to fulfill their contracted obligations with the Clearing Broker.

The customers' activities are transacted on either a cash or margin basis through the facilities of the Clearing Broker. In margin transactions, the Clearing Broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Clearing Broker executes and clears customers' transactions involving the sale of securities that are not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the Clearing Broker. The Company may then be required to compensate the Clearing Broker for losses incurred on behalf of the customers.

The Company, through its Clearing Broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with the Clearing Broker's internal guidelines and Regulators' external guidelines. The Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 4. COMMITMENTS AND CONTINGENT LIABILITIES

On February 1, 2014 the Company entered into a month to month sublease with Lamont Offices. The annual rent expense is inclusive of common charges for the use of telephone and networking equipment, utilities and general maintenance. Either party may terminate the lease upon thirty days written notice. The total rent expense for the year ended December 31, 2014 was $39,680.

The Company had no other lease or equipment rental commitments, underwriting commitments, contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2014 or during the year then ended.

NOTE 5. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in various financial institutions. Accounts at the institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,154,542 which was $904,542 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.047 to 1.

NOTE 7. SOFT DOLLAR TRANSACTIONS

Soft dollar expenses of $295,388 included in the Statement of Operations represent commissions paid to third parties for research services provided to the Company's customers based on pre-existing soft dollar arrangements. At December 31, 2014 soft dollar payables that have been accumulated but have not been used to pay for third party services amounted to $38,665 as shown on the Statement of Financial Condition.

NOTE 8. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.

CLG INVESTMENT COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014